UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of         OCTOBER 25, 2002
                 ---------------------------------------------------------------

                               RICHMONT MINES INC.
                               -------------------
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)

1. On October 25, 2002, Richmont Mines Inc. issued a Quarterly report -- 2002 THIRD QUARTER REPORT. This report is filed solely for the purpose of filing a copy of the quarterly report attached hereto.

2. Certfication Of Periodic Financial Report Persuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

          a) By the Chief Executive Officer
          b) By the Chief Financial Officer



Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F XXX Form 40-F
                                      ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                            Yes      No XXX
                               ---      ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                   RICHMONT MINES INC. -- SEC FILE NO. 0-28816
                  --------------------------------------------
                                  (Registrant)

Date 10/25/02        By    JEAN-YVES LALIBERTE (SIGNED)
    -----------         --------------------------------------------------------
                           Jean-Yves Laliberte, Vice-President, Finance

                           REPORT TO THE SHAREHOLDERS

                             NINE-MONTH PERIOD ENDED
                               SEPTEMBER 30, 2002






               FOR MORE INFORMATION

               Richmont Mines Inc.
               1, Place-Ville-Marie
               Suite 2130
               Montreal, Quebec                   Tel.:   (514) 397-1410
               Canada       H3B 2C6               Fax:    (514) 397-8620

               info@richmont-mines.com

               Ticker Symbol:       RIC           Inscription:     Toronto, AMEX

--------------------------------------------------------------------------------
[OBJECT OMITTED]
--------------------------------------------------------------------------------






MANAGEMENT'S DISCUSSION AND ANALYSIS


MONTREAL, October 24, 2002 - Richmont Mines Inc. is pleased to announce that revenues for the third quarter ended September 30, 2002, were $17,322,004 compared with $11,621,378 for the corresponding quarter of 2001. The Company posted net earnings of $4,286,089, or $0.28 per share, compared with net earnings of $3,310,023, or $0.22 per share, for the third quarter of 2001. Cash flow from operations before the net change in non-cash working capital items was $6,541,493, or $0.42 per share, compared with $5,072,128, or $0.34 per share, for the same period last year. Gold sales for the quarter totalled 34,409 ounces, up from 27,219 ounces for the third quarter of 2001. These favorable results are mainly attributable to an increase in the average selling price of gold, which climbed from US$269 per ounce for the third quarter of 2001 to US$315 per ounce for the corresponding quarter this year.

For the nine-month period ended September 30, 2002, revenues were $38,171,691 compared with $21,526,035 for the same period in 2001. Net earnings rose to $7,669,683, or $0.50 per share, up significantly from the net loss of $2,397,796, or $0.16 per share, posted in 2001. Cash flow from operations before the net change in non-cash working capital items for the nine-month period just ended was $12,782,789, or $0.84 per share, compared with $4,906,642, or $0.33 per share, last year. In 2002, gold sales for this period totalled 76,533 ounces produced at a cash cost of US$154 per ounce compared with 50,232 ounces at a cash cost of US$180 per ounce in 2001.

During the third quarter of 2002, the production of the Beaufor Mine in Quebec totalled 75,391 tons of ore grading 0.28 ounces of gold per ton yelding 21,126 ounces of gold. Quarterly gold sales totalled 21,406 ounces produced at a cash cost of US$140 per ounce. Since the resumption of operations at the Beaufor Mine in January 2002, a total of 40,271 ounces of gold produced at a cash cost of US$154 per ounce have been sold.

At the Hammerdown Mine in Newfoundland, 30,338 tons of ore grading 0.46 ounces of gold per ton were produced during the quarter, for a total of 13,477 ounces of gold. Sales for the quarter totalled 13,003 ounces of gold produced at a cash cost of US$145 per ounce.




                                                                              2
October 25, 2002                                             Richmont Mines Inc.

OUTLOOK


Following the acquisition in February 2002 of the Norex property adjoining the Francoeur Mine, Richmont Mines initiated a major exploration program. An exploration update on all of Richmont's properties will be published shortly.

Richmont Mines is on track to produce a record total of over 100,000 ounces of gold in 2002. Given its solid financial position - as of September 30, 2002, the Company had working capital of $26.9 million and an unused line of credit of $5 million -, Richmont Mines is actively searching for other profitable gold projects.



Jean-Guy Rivard (signed)
Jean-Guy Rivard
President




















DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This report to the shareholders contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.



                                                                              3
October 25, 2002                                             Richmont Mines Inc.


FINANCIAL DATA
-------------------------------------------------------------------------------------------------------------------
                                                   THREE-MONTH PERIOD                  NINE-MONTH PERIOD
                                                   ENDED SEPTEMBER 30                 ENDED SEPTEMBER 30
                                        ---------------------------------------------------------------------------
                                       (CAN$)       2002               2001           2002                2001
-------------------------------------------------------------------------------------------------------------------

                                                                       Restated                           Restated
Revenues                                         17,322,004          11,621,378     38,171,691          21,526,035
Net earnings (loss)                               4,286,089           3,310,023      7,669,683          (2,397,796)
Net earnings (loss) per share                          0.28                0.22           0.50               (0.16)
Cash flow from operations before net
  change in non-cash working capital              6,541,493           5,072,128     12,782,789           4,906,642
Average selling price of gold (per ounce)            US$315              US$269         US$312              US$266
Weighted average shares outstanding              15,441,876          15,051,200     15,248,223          15,051,793
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                       (CAN$)                     SEPTEMBER 30,                        December 31,
                                                                           2002                               2001
-------------------------------------------------------------------------------------------------------------------
Working capital                                                      26,862,626                         14,286,625
-------------------------------------------------------------------------------------------------------------------

PRODUCTION AND SALES DATA
-----------------------------------------------------------------------------------------------------------------------------------
                                                             THREE-MONTH PERIOD ENDED SEPTEMBER 30
                                            ----------------------------------------------------------------------------------
                                                              GOLD PRODUCTION        GOLD SALES             CASH COST
                                                  YEAR            (OUNCES)            (OUNCES)           (PER OUNCE SOLD)
------------------------------------------------------------------------------------------------------------------------------
Hammerdown                                       2002               13,477               13,003                  US$145
                                                 2001               14,851               14,265                  US$113
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Beaufor                                          2002               21,126               21,406                  US$140
                                                 2001                    -                    -                       -
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Other properties                                 2002                    -                    -                       -
                                                 2001                8,588               12,954                  US$172
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Total                                            2002               34,603               34,409                  US$143
                                                 2001               23,439               27,219                  US$141
------------------------------------------------------------------------------------------------------------------------------

                                             ---------------------------------------------------------------------------------
                                                         NINE-MONTH PERIOD ENDED SEPTEMBER 30
                                             ---------------------------------------------------------------------------------
                                                               GOLD PRODUCTION       GOLD SALES             CASH COST
                                                  YEAR            (OUNCES)            (OUNCES)           (PER OUNCE SOLD)
------------------------------------------------------------------------------------------------------------------------------
Hammerdown                                       2002               38,409               36,262                  US$155
                                                 2001               14,851               14,265                  US$113
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Beaufor                                          2002               45,637               40,271                  US$154
                                                 2001                    -                    -                       -
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Other properties                                 2002                    -                    -                       -
                                                 2001               27,287               35,967                  US$206
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Total                                            2002               84,046               76,533                  US$154
                                                 2001               42,138               50,232                  US$180
------------------------------------------------------------------------------------------------------------------------------

                                                                              2001 average exchange rate: US$1 = CAN$1.55
                                                                              2002 estimated exchange rate: US$1 = CAN$1.55

                                                                                                                           4
October 25, 2002                                                                                          Richmont Mines Inc.





RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)                                                                                             (In Canadian dollars)
-----------------------------------------------------------------------------------------------------------------------------
                                                                THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                        SEPT. 30,           Sept. 30,          SEPT. 30,          Sept. 30,
                                                             2002                2001               2002               2001
------------------------------------------------------------------- ------------------- ------------------ ------------------
                                                                $                   $                  $                  $
                                                                             Restated                              Restated
REVENUES
  Precious metals                                      16,799,411          11,346,679         36,961,523         20,705,793
  Other revenues                                          522,593             274,699          1,210,168            820,242
                                                     -------------- ------------------- ------------------ ------------------
                                                       17,322,004          11,621,378         38,171,691         21,526,035
                                                     -------------- ------------------- ------------------ ------------------
EXPENSES
  Operating costs                                       6,787,391           5,273,891         16,522,044         12,875,349
  Ore transportation                                      569,599             524,115          1,380,095            892,341
  Royalties                                               209,136              67,342            430,243            170,102
  Administration                                          487,755             431,025          1,416,291          1,274,617
  Exploration and evaluation of projects (NOTE 2)       1,085,580              26,987          2,146,970            394,646
  Evaluation and maintenance charges - Beaufor Mine             -             210,593                  -            946,480
  Provision for site restoration costs                          -                   -            100,000          1,050,000
  Depreciation and depletion                            2,081,683           1,571,876          4,918,828          3,336,091
  Write-down of mining assets                                   -                   -                  -          4,162,918
                                                     -------------- ------------------- ------------------ ------------------
                                                       11,221,144           8,105,829         26,914,471         25,102,544
                                                     -------------- ------------------- ------------------ ------------------
EARNINGS (LOSS) BEFORE OTHER ITEMS                      6,100,860           3,515,549         11,257,220         (3,576,509)
MINING AND INCOME TAXES                                 1,814,771             205,526          3,587,537         (1,178,713)
                                                     -------------- ------------------- ------------------ ------------------
NET EARNINGS (LOSS)                                     4,286,089           3,310,023          7,669,683         (2,397,796)
                                                     ============== =================== ================== ==================
NET EARNINGS (LOSS) PER SHARE                                0.28                0.22               0.50              (0.16)
   BASIC
   DILUTED                                                   0.27                0.22               0.49              (0.16)
                                                     -------------- ------------------- ------------------ ------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES               15,441,876          15,051,200         15,248,223         15,051,793
   OUTSTANDING
                                                     ============== =================== ================== ==================

-----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(Unaudited)                                                                             (In Canadian dollars)
----------------------------------------------------------------------------- ----------------------------------------------
                                                               THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                       SEPT. 30,            Sept. 30,         SEPT. 30,          Sept. 30,
                                                            2002                 2001              2002               2001
------------------------------------------------------------------ ------------------- ------------------ ------------------
                                                               $                    $                 $                  $
                                                                             Restated                             Restated
BALANCE, BEGINNING OF PERIOD                           3,774,306           (5,808,366)          390,712            294,803
  Change in an accounting policy                               -              (26,831)                -           (424,555)
                                                     ------------- ------------------- ------------------ ------------------
                                                     ------------- ------------------- ------------------ ------------------
  Restated balance                                     3,774,306           (5,835,197)          390,712           (129,752)
  Net earnings (loss)                                  4,286,089            3,310,023         7,669,683         (2,397,796)
  Redemption of shares                                         -                    -                 -              2,374
                                                     ------------- ------------------- ------------------ ------------------
                                                     ------------- ------------------- ------------------ ------------------
BALANCE, END OF PERIOD                                 8,060,395           (2,525,174)        8,060,395         (2,525,174)
                                                     ============= =================== ================== ==================



                                                                                                                           5
October 25, 2002                                                                                          Richmont Mines Inc.



RICHMONT MINES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)                                                       (In Canadian dollars)
----------------------------------------------------------------------- -------------------- ----
                                                         SEPTEMBER 30,         December 31,
                                                                  2002                 2001
----------------------------------------------------------------------- -------------------- ----
                                                                     $                    $
                                                                                   Restated
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                 15,456,827           15,605,777
  Short-term investments                                    11,646,412                    -
  Accounts receivable                                        1,853,915            1,248,004
  Inventories (NOTE 3)                                       4,000,238            1,270,814
                                                     ------------------ --------------------
                                                            32,957,392           18,124,595
PROPERTY, PLANT AND EQUIPMENT                               10,154,261           13,927,667
                                                     ------------------ --------------------
                                                            43,111,653           32,052,262
                                                     ================== ====================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued charges                       6,094,766            3,837,970
PROVISION FOR SITE RESTORATION COSTS                         2,776,000            2,776,000
FUTURE MINING AND INCOME TAXES                                       -               78,143
                                                     ------------------ --------------------
                                                             8,870,766            6,692,113
                                                     ------------------ --------------------

SHAREHOLDERS' EQUITY
  Capital stock                                             26,180,492           24,969,437
  Retained earnings                                          8,060,395              390,712
                                                     ------------------ --------------------
                                                            34,240,887           25,360,149
                                                     ------------------ --------------------
                                                            43,111,653           32,052,262
                                                     ================== ====================




                                                                              6
October 25, 2002                                             Richmont Mines Inc.



RICHMONT MINES INC.                                                                     (In Canadian dollars)
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)
----------------------------------------------------------------------------- -------------------------------- -------------------
                                                                    THREE MONTHS ENDED                      NINE MONTHS ENDED
                                                             SEPT. 30,          Sept. 30,          SEPT. 30,           Sept. 30,
                                                                  2002               2001               2002                2001
------------------------------------------------------------------------ ------------------ ------------------ -------------------
                                                                     $                  $                  $                   $
                                                                                 Restated                               Restated
CASH FLOW FROM OPERATIONS
  Net earnings (loss)                                        4,286,089          3,310,023          7,669,683          (2,397,796)
  Adjustments for:
      Depreciation and depletion                             2,081,683          1,571,876          4,918,828           3,336,091
      Stock-based compensation to non-employees                 62,200                  -             62,200                   -
      Provision for site restoration costs                           -           (146,540)                 -             903,460
      Write-down of short-term investments                     210 221                  -            210 221                   -
      Write-down of mining assets                                    -                  -                  -           4,162,918
      Future mining and income taxes                           (98,700)           336,769            (78,143)         (1,098,031)
                                                           -------------- ------------------ ------------------ -------------------
                                                             6,541,493          5,072,128         12,782,789           4,906,642
  Net change in non-cash working capital                     1,865,984          1,006,918         (1,078,539)            190,709
                                                          -------------- ------------------ ------------------ -------------------
                                                             8,407,477          6,079,046         11,704,250           5,097,351
                                                          -------------- ------------------ ------------------ -------------------

CASH FLOW USED IN INVESTMENTS
  Short-term investments                                    (6,930,639)                 -        (11,856,633)                  -
  Nugget Pond Mine                                                   -                  -                  -             (25,781)
  Beaufor Mine                                                (315,022)          (781,138)          (731,426)         (2,618,262)
  Hammerdown Mine                                              (22,715)          (201,739)           (62,854)         (3,659,773)
  Camflo Mill and other investments                            (48,273)           (28,585)          (351,142)            (28,585)
                                                          -------------- ------------------ ------------------ -------------------
                                                            (7,316,649)        (1,011,462)       (13,002,055)         (6,332,401)
                                                          -------------- ------------------ ------------------ -------------------
CASH FLOW FROM (USED IN) FINANCING                             288,550                  -          1,148,855                   -
ACTIVITIES
   Issue of common shares
   Redemption of common shares                                       -                  -                  -              (6,590)
                                                          -------------- ------------------ ------------------ -------------------
                                                               288,550                  -          1,148,855              (6,590)
                                                          -------------- ------------------ ------------------ -------------------
Net increase (decrease) in cash and cash equivalents         1,379,378          5,067,584           (148,950)         (1,241,640)
Cash and cash equivalents, beginning of period              14,077,449          4,942,364         15,605,777          11,251,588
                                                          -------------- ------------------ ------------------ -------------------
Cash and cash equivalents, end of period                    15,456,827         10,009,948         15,456,827          10,009,948
                                                          ============== ================== ================== ===================
CASH FLOW FROM OPERATIONS PER SHARE BEFORE                        0.42               0.34               0.84                0.33
  CHANGE IN NON-CASH WORKING CAPITAL
                                                          ============== ================== ================== ===================

Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than three months.



                                                                              7
October 25, 2002                                             Richmont Mines Inc.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2002 AND 2001
--------------------------------------------------------------------------------
(Unaudited)

        The Company, incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.


1.      SIGNIFICANT ACCOUNTING POLICIES

        These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the most recent annual financial statements except the following points:

        a) SHORT-TERM INVESTMENTS

        Short-term investments are carried at the lower of cost and market value.

        b) STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

        On January 1, 2002, the Company prospectively adopted the new accounting recommendations published by the Canadian Institute of Chartered Accountants ("CICA") relating to stock-based compensation and other stock-based payments made in exchange for goods and services. The Company has chosen to continue using the settlement value method to record the stock options granted for the benefit of senior executives and management and the fair value method for the options granted to non-employees.


2.      EXPLORATION AND EVALUATION OF PROJECTS

        ----------------------------------------------------------------------------------------------------
                                               THREE MONTHS ENDED                 NINE MONTHS ENDED
                                              SEPT. 30,         Sept. 30,        SEPT. 30,        Sept. 30,
                                                   2002              2001             2002             2001
        ----------------------------------------------------------------------------------------------------
                                                      $                 $                $                $
        Francoeur Mine and Norex Property       646,612                 -        1,334,926          297,375
        Hammerdown Mine                          66,007            11,987          203,741           11,987
        Beaufor Mine                            313,050                 -          468,860                -
        Evaluation of projects                   59,911            15,000          139,443           85,284
        ----------------------------------------------------------------------------------------------------
                                              1,085,580            26,987        2,146,970          394,646
        ====================================================================================================


3.       INVENTORIES

        ------------------------------------------------------------------------
                                          SEPTEMBER 30,            December 31,
                                                   2002                    2001
        ------------------------------------------------------------------------
                                                      $                       $
                                                                       Restated
        Precious metals                       2,072,606                 396,749
        Ore                                     821,368                 306,450
        Supply                                1,106,264                 567,615
        ------------------------------------------------------------------------
                                              4,000,238               1,270,814
        ========================================================================




                                                                              8
October 25, 2002                                             Richmont Mines Inc.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------
(Unaudited)


4.      STOCK OPTION PURCHASE PLAN

        During the nine-month period ended September 30, 2002, the Company granted 100,000 stock options to senior executives and management. The fair value of each option granted was determined using the Black-Scholes option pricing model. At the date of the grant, this weighted average fair value of stock options granted was $1.43. For the nine-month period ended September 30, 2002, the Company granted 475,000 stock options at an average fair value of $1.08 per option. The following weighted average assumptions were used in these calculations:

                     Risk-free interest rate                        4.5 %
                     Expected life                                4 years
                     Expected volatility                             45 %
                     Expected dividend yield                      $0.00

        The Company has elected to account for its stock options by measuring compensation cost for options determined under the settlement value. If the stock options had been accounted for based on the fair value based method, pro-forma net earnings and pro-forma net earnings per share would have been as follows:


        --------------------------------------------------------------------------------------
                                            QUARTER                       NINE MONTHS
                                As reported        Pro-forma      As reported       Pro-forma
        --------------------------------------------------------------------------------------
        Net earnings             $4,286,089       $4,225,834       $7,669,683      $7,290,477
        --------------------------------------------------------------------------------------
        Earnings per share
                   Basic              $0.28            $0.27            $0.50           $0.48
                   Diluted            $0.27            $0.26            $0.49           $0.46
        --------------------------------------------------------------------------------------


        The pro-forma figures omit the effect of stock options granted prior to January 1, 2002.



                                                                              9
October 25, 2002                                             Richmont Mines Inc.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited)
--------------------------------------------------------------------------------

5.      INFORMATION BY SEGMENT

        The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before taxes.

        ----------------------------------------------------------------------------------------------------------------------------
                                                                       THREE MONTHS ENDED SEPTEMBER 30, 2002
        ----------------------------------------------------------------------------------------------------------------------------
                                                                                       Louvem
                                                                                        50 %
                                                   Quebec         Newfoundland         Beaufor          Other            Total
                                                      $                 $                 $               $                $
        ----------------------------------------------------------------------------------------------------------------------------

        Revenues                                    5,452,993           6,279,844       5,453,499          135,668       17,322,004
        Mining operation
           and other expenses                       2,373,587           2,917,451       2,520,017          242,826        8,053,881
        Exploration and evaluation of projects        156,525              66,007         156,679          706,369        1,085,580
        Depreciation and depletion                    438,825           1,300,343         214,061          128,454        2,081,683
                                                  ----------------------------------------------------------------------------------
        EARNINGS (LOSS) BEFORE OTHER ITEMS          2,484,056           1,996,043       2,562,742         (941,981)       6,100,860
        ----------------------------------------------------------------------------------------------------------------------------
        Acquisition of property,                      157,511              22,715         157,511           48,273          386,010
            plant and equipment
        ----------------------------------------------------------------------------------------------------------------------------
        Property, plant and equipment               2,315,713           7,118,946         381,844          337,758       10,154,261
        Current assets                              1,300,416           2,446,340       1,322,730       27,887,906       32,957,392
                                                  ----------------------------------------------------------------------------------
        Total assets                                3,616,129           9,565,286       1,704,574       28,225,664       43,111,653
        ----------------------------------------------------------------------------------------------------------------------------




        ----------------------------------------------------------------------------------------------------------------------------
                                                                 THREE MONTHS ENDED SEPTEMBER 30, 2001 (RESTATED)
        ----------------------------------------------------------------------------------------------------------------------------
                                                                                        Louvem
                                                                                         50 %
                                                   Quebec         Newfoundland         Beaufor           Other           Total
                                                      $                 $                 $                $               $
        ----------------------------------------------------------------------------------------------------------------------------

        Revenues                                    4,399,465           7,041,754              337         179,822       11,621,378
        Mining operation
           and other expenses                       2,740,131           2,913,335          202,438         440,469        6,296,373
        Exploration and evaluation of projects              -              11,987                -          15,000           26,987
        Maintenance charges - Beaufor Mine            104,587                   -          106,006               -          210,593
        Depreciation and depletion                    405,170           1,149,468                -          17,238        1,571,876
                                                  ----------------------------------------------------------------------------------
        EARNINGS (LOSS) BEFORE OTHER ITEMS          1,149,577           2,966,964         (308,107)       (292,885)       3,515,549
        ----------------------------------------------------------------------------------------------------------------------------
        Acquisition of property,                      781,138             201,739                -          28,585        1,011,462
            plant and equipment
        ----------------------------------------------------------------------------------------------------------------------------
        DECEMBER 31, 2001
        Property, plant and equipment               2,973,632          10,019,001          626,352         308,682       13,927,667
        Current assets                                666,443           1,489,518          356,881      15,611,753       18,124,595
                                                  ----------------------------------------------------------------------------------
        Total assets                                3,640,075          11,508,519          983,233      15,920,435       32,052,262
        ----------------------------------------------------------------------------------------------------------------------------




                                                                             10
October 25, 2002                                             Richmont Mines Inc.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited)
--------------------------------------------------------------------------------



5.      INFORMATION BY SEGMENT (CONTINUED)

        ----------------------------------------------------------------------------------------------------------------------------
                                                                       NINE MONTHS ENDED SEPTEMBER 30, 2002
        ----------------------------------------------------------------------------------------------------------------------------
                                                                                        Louvem
                                                                                         50 %
                                                   Quebec         Newfoundland         Beaufor           Other           Total
                                                      $                 $                 $                $               $
        ----------------------------------------------------------------------------------------------------------------------------

        Revenues                                   10,207,921          17,353,552       10,205,713         404,505       38,171,691
        Mining operation
           and other expenses                       4,938,209           8,707,655        5,616,347         586,462       19,848,673
        Exploration and evaluation of projects        234,430             203,741          234,584       1,474,215        2,146,970
        Depreciation and depletion                  1,023,632           2,962,909          610,221         322,066        4,918,828
                                                  ----------------------------------------------------------------------------------
        EARNINGS (LOSS) BEFORE OTHER ITEMS          4,011,650           5,479,247        3,744,561      (1,978,238)      11,257,220
        ----------------------------------------------------------------------------------------------------------------------------
        Acquisition of property,                      365,713              62,854          365,713         351,142        1,145,422
             plant and equipment
        ----------------------------------------------------------------------------------------------------------------------------
        Property, plant and equipment               2,315,713           7,118,946          381,844         337,758       10,154,261
        Current assets                              1,300,416           2,446,340        1,322,730      27,887,906       32,957,392
                                                  ----------------------------------------------------------------------------------
        Total assets                                3,616,129           9,565,286        1,704,574      28,225,664       43,111,653
        ----------------------------------------------------------------------------------------------------------------------------




        ----------------------------------------------------------------------------------------------------------------------------
                                                                  NINE MONTHS ENDED SEPTEMBER 30, 2001 (RESTATED)
        ----------------------------------------------------------------------------------------------------------------------------
                                                                                       Louvem
                                                                                         50 %
                                                   Quebec         Newfoundland         Beaufor           Other           Total
                                                      $                 $                 $                $               $
        ----------------------------------------------------------------------------------------------------------------------------

        Revenues                                    9,416,519          11,505,334           30,785         573,397       21,526,035
        Mining operation
           and other expenses                       6,779,241           8,125,101          611,399         746,668       16,262,409
        Exploration and evaluation of projects        297,375              11,987                -          85,284          394,646
        Maintenance charges - Beaufor Mine            159,317                   -          787,163               -          946,480
        Depreciation and depletion                    708,761           2,575,605                -          51,725        3,336,091
        Write-down of mining assets                         -           4,162,918                -               -        4,162,918
                                                  ----------------------------------------------------------------------------------
        EARNINGS (LOSS) BEFORE OTHER ITEMS          1,471,825          (3,370,277)      (1,367,777)       (310,280)      (3,576,509)
        ----------------------------------------------------------------------------------------------------------------------------
        Acquisition of property,                    2,618,262           3,685,554                -          28,585        6,332,401
             plant and equipment
        ----------------------------------------------------------------------------------------------------------------------------
        DECEMBER 31, 2001
        Property, plant and equipment               2,973,632          10,019,001          626,352         308,682       13,927,667
        Current assets                                666,443           1,489,518          356,881      15,611,753       18,124,595
                                                  ----------------------------------------------------------------------------------
        Total assets                                3,640,075          11,508,519          983,233      15,920,435       32,052,262
        ----------------------------------------------------------------------------------------------------------------------------





                                                                                                                                11
October 25, 2002                                                                                                Richmont Mines Inc.


                   CERTIFICATION OF PERIODIC FINANCIAL REPORT
                             PURSUANT TO SECTION 906
                                     OF THE
                           SARBANES-OXLEY ACT OF 2002,
                             18 U.S.C. SECTION 1350




I, Jean-Guy Rivard, President and Chief Executive Officer of Richmont Mines Inc. hereby certify that the Quarterly Report on Form 6-K for the Quarter ended September 30, 2002 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of Richmont Mines Inc.




Date: October 25, 2002       JEAN-GUY RIVARD (SIGNED)
                             --------------------------------------
                             Jean-Guy Rivard
                             President and Chief Executive Officer

                   CERTIFICATION OF PERIODIC FINANCIAL REPORT
                             PURSUANT TO SECTION 906
                                     OF THE
                           SARBANES-OXLEY ACT OF 2002,
                             18 U.S.C. SECTION 1350




I, Jean-Yves Laliberte, Vice-President, Finance and Chief Financial Officer of Richmont Mines Inc. hereby certify that the Quarterly Report on Form 6-K for the Quarter ended September 30, 2002 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of Richmont Mines Inc.




Date: October 25, 2002       JEAN-YVES LALIBERTE (SIGNED)
                             ---------------------------------------------------
                             Jean-Yves Laliberte
                             Vice-President, Finance and Chief Financial Officer